11 January 2023

Heather Clark

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Comment Letter dated December 21, 2022; File No. 001-37649

In response to the U.S. Securities and Exchange Commission (“SEC”) letter dated December 21, 2022, Minim, Inc. (the “Company” or “we”) provides the below responses to each of the SEC’s comments.

Form 10-K/A for the Year Ended December 31, 2021

Item 9A Controls and Procedures

Managements Report on Internal Control over Financial Reporting, page 35

SEC Comment 1: Please revise to explicitly state whether your internal controls over financial reporting are effective or not effective in accordance with Item 308(a)(3) of Regulation S-K.

Company Response 1: In the second paragraph under “Management’s Report on Disclosure Controls and Procedures” included in Item 9A, “Controls and Procedures,” of the Company’s annual report on Form 10-K/A for the year ended December 31, 2021, the Company states that the Company’s management has “…concluded that due to the existence of material weaknesses in our internal controls over financial reporting, described below, our disclosure controls and procedures were not effective as of the end of the period covered by this report…” The “Management’s Report on Internal Control over Financial Reporting” included in Item 9A then specifically describes the deficiencies relating to the internal controls over financial reporting.

We agree with the staff that the “Management’s Report on Internal Control over Financial Reporting” section of that Item 9A does not explicitly state that the internal controls over financial reporting were not effective as of the end of the specified period. However, based on the explicit statement to that effect under “Management Report on Disclosure Controls and Procedures” and the specific description of the material weaknesses under “Management Report on Internal Control over Financial Reporting,” we believe that conclusion is readily apparent to investors. In future annual report filings, the Company will include within each of “Management’s Report on Disclosure Controls and Procedures” and “Management’s Report on Internal Control over Financial Reporting” a specific statement that management has determined that the relevant controls were either “effective” or “not effective.”

Form 10-Q for the Quarter Ended September 30, 2022

Item 4. Controls and Procedures, page 22

SEC Comment 2: We note that you have concluded that your disclosure controls and procedures were effective at September 30, 2022. Given that your disclosure controls and procedures, and your internal controls over financial reporting were not effective at December 31, 2021, and the remediation of the material weaknesses in internal controls over financial reporting is not yet complete, please tell us how you determined your disclosure controls and procedures to be effective in both the March 31, 2022 and September 30, 2022 quarters. In this regard, we also note that you concluded that disclosure controls and procedures were not effective in the June 30, 2022 quarter. Please advise or revise accordingly.

Company Response 2: With respect to the report on Form 10-Q for the quarter ended March 31, 2022, the Company states in the second paragraph that the Company’s management has “…concluded that due to the existence of material weaknesses in our internal controls over financial reporting, described below, our disclosure controls and procedures were not effective as of the end of the period covered by this report...” We then proceeded with the description of the material weaknesses in the subsequent paragraph.

With respect to the Company’s report on Form 10-Q for the quarter ended September 30, 2022, we note that Item 4 of the Form 10-Q requires furnishing information required by Items 307 and 308(c) of Regulation S-K. Item 307 requires a disclosure of the conclusions of the principal executive and principal financial officers regarding the effectiveness of the registrant’s disclosure controls and procedures at the end of the period covered by the report. Item 308(c) requires disclosing any changes in the registrant’s internal control over financial reporting identified in connection with the evaluation that occurred during the registrant’s last fiscal quarter.

The Company believes the disclosures in Item 4 of the Company’s report on Form 10-Q for the quarter ended September 30, 22 provide the disclosures required by Items 307 and 308(c) of Regulation S-K. In response to Item 307, that disclosure states: “Based upon the evaluation and other than as disclosed herein, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.” In response to Item 308(c), that disclosure describes the material weaknesses which existed as of December 31, 2021 which the Company’s Chief Executive Officer and Chief Financial Officer had determined, as described in Item 9A of the Company’s report on Form 10-K(A) for the year ended December 31, 2021, could result in the Company incorrectly reporting its inventory and the specific steps which the Company has taken during 2022 (including during the third quarter of 2022) to remediate those material weaknesses.

Form 8-K furnished November 10, 2022

Exhibit 99.1, page 7

SEC Comment 3: Please provide further detail on the nature of the adjustment “GAAP sales net to revenue bookings” and tell us why you believe it is an appropriate adjustment to Adjusted EBITDA under the guidance in Reg G and Item 10(e) of Regulation S-K.

Company Response 3: The term “GAAP sales net” refers to the “net sales” stated in the Company’s consolidated statements of operations as prepared in accordance with GAAP. As described under “Non-GAAP Financial Measures” in Exhibit 99.1 to the Company’s Form 8-K furnished on November 10, 2022, the Company calculates and reports its “Adjusted EBITDA” in accordance with the Company’s Loan and Security Agreement, as amended, with Silicon Valley Bank. That agreement defines “Adjusted EBITDA” to include, among other adjustments to “Net Income” as determined in accordance with GAAP, an addition for “any increase in Deferred Revenue from the immediately preceding quarter” and a deduction for “any decrease in Deferred Revenue from the immediately preceding quarter.”

Within the Company’s specific industry, our competitors sell the software stand-alone, with recurring monthly charges for renewals, while the Company provides its software to customers at a fixed, one-time fee which includes deferred revenue which is then subsequently adjusted in the calculation of the Company’s Adjusted EBITDA for each quarterly period. We therefore believe the adjustment for deferred revenue used in calculating Adjusted EBITDA improves comparison to our competitors, who have a different revenue recognition model.

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SEC Comment 4: We note that the reconciliation on pages 7 and 8 refers to EBITDA as “GAAP Based” with Adjusted EBITDA referred to as “Non-GAAP Based.” As EBITDA is a non-GAAP measure, please revise to retitle this measure to avoid referring to it as a GAAP based measure. Your narrative on page 2 should be revised to include all the disclosures required by Item 10(e)(1)(i) of Regulation S-K for both EBITDA and Adjusted EBITDA.

Company Response 4: We agree with the staff that both “EBITDA” and “Adjusted EBITDA” are non-GAAP terms, and the Company’s future filings will therefore not refer to either “EBITDA” or “Adjusted EBITDA” as “GAAP Based”. Furthermore, because our Loan and Security Agreement uses the term “Adjusted EBITDA,” and not “EBITDA,” and we believe investors are more interested in our Adjusted EBITDA rather than EBITDA, our future filings will include a calculation of Adjusted EBITDA, rather than EBITDA, with a reconciliation showing all adjustments to GAAP net income used in calculating Adjusted EBITDA.

Furthermore, all of our future filings and press releases which contain references to Adjusted EBITDA will contain a disclosure similar to that which appeared under “Non-GAAP Financial Measures” in Exhibit 99.1 to the Company’s Report on Form 8-K referenced above and which reads as follows (with a further statement that the Company calculates Adjusted EBITDA in accordance with its loan agreement):

“In addition to financial measures prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), this news release [report] contains the non-GAAP financial measures Adjusted EBITDA, which we define as GAAP net income (loss) plus depreciation of fixed assets and amortization of intangible assets, other (expense) income, net, income tax provision, material one-time expenses and income, and stock-based compensation expenses, and Revenue Bookings, which we define as GAAP Revenue, which was $13.8 million for Q3 2022, plus the change in deferred revenue recorded within the financial reporting period being disclosed, which amounted to $0.2 million for Q3 2022.

We use these non-GAAP financial measures in internal forecasts and models when establishing internal operating budgets, supplementing the financial results and forecasts reported to our Board of Directors, and evaluating short-term and long-term operating trends in our operations. We believe that these measures provide an enhanced understanding of our underlying operational measures to manage the business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals.

Minim believes that these non-GAAP financial measures are also useful to investors and analysts in comparing its performance across reporting periods on a consistent basis.

These non-GAAP financial measures should not be considered in isolation or as a substitute for financial information provided in accordance with GAAP. These financial measures may not be computed in the same manner as similarly titled measures used by other companies. We expect to continue to incur expenses similar to the financial adjustments described above and investors should not infer from our presentation of these non-GAAP financial measures that these costs are unusual, infrequent or non-recurring.”

SEC Comment 5: In a related matter, please note that EBITDA, by definition, should only reflect adjustments for interest, taxes, depreciation and amortization. Either remove the other income from your calculation of EBITDA or revise to include the adjustment in your Adjusted EBITDA calculation instead. Refer to Question 103.01 of the SEC’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measure for further guidance.

Company Response 5: We agree with the staff’s comment as to the definition of “EBITDA.” However, for the reasons described in the response to Comment 4 above, the Company intends to state, and provide reconciliations to GAAP net income, for only Adjusted EBITDA, and not EBITDA, in future filings.

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As the Company believes is fairly customary for purposes of calculating Adjusted EBITDA, the Company intends to continue to include adjustments for “other income (expense)” as those respective amounts are reported in the Company’s GAAP statements of operations. We note that those amounts are generally not significant (namely, $24 thousand in the 2021 reported periods and $0 in the 2022 reported) periods and are generally not reflective of the Company’s normal operations.

SEC Comment 6: We note that in the Q3 2022 Financial Updates section at the top of your earnings release, you disclose gross margin before inventory reserves and net loss before inventory costing errors. As inventory provisions and write-offs are cost of sales items, and are typically recurring costs that are based on a variety of factors, tell us how you considered the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation and why you believe excluding these expenses from Non-GAAP performance measures is appropriate. Additionally, please note that when you present a measure such as these, they should be titled as Non-GAAP measures and reconciled to the most comparable GAAP measure.

Company Response 6: On reflection, we agree with the staff’s comment that the adjusted gross margin should have been labeled as “Non-GAAP.” We will correct this in future filings by noting it is a non-GAAP measure and providing the reconciliation to the GAAP measure.

In relation to Question 100.01, we believe that the nature of events that created the reported errors and the reserve are non-recurring. The Company’s financial history has not incurred such events of such magnitude, nor do we anticipate these events to occur in the future. As described in the “Management’s Report on Internal Control over Financial Reporting” sections of Item 9A of the Company’s’ report on Form 10-K/A for the year ended December 31, 2021, and Item 4 of the Company’s report on Form 10-Q for the quarter ended September 30, 2022 referenced above, the errors were a result of material weaknesses, for which we have implemented new controls to prevent. The reserve is specific to one product, which is our first generation of a particular technology platform. Generally, in our industry, the technology changes occur over years, allowing for substantial time to deplete all inventory while newer technology is deployed in parallel. With this particular product, technology of this platform has advanced faster than traditionally experienced, and thereby, not allowing sufficient time to transition with newer product. We do not expect repeated events with our other product offerings. Our historical and anticipated gross margins are approximately 30% a quarter while these adjustments reduced quarterly margins to 20%. We believe would be misleading to not disclose that impact, which we believe is based on non-recurring events.

If the staff has further comments, please let me know.

Sincerely,
/s/ Dustin Tacker
Dustin Tacker
Chief Financial Officer

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